FORM 6-K

                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                   Report of Foreign Private Issuer

                 Pursuant to Rule 13a-16 or 15d-16 of

                  the Securities Exchange Act of 1934

                    For the Month of February 2003

                          MIND C.T.I. LTD.

              (Translation of Registrant's Name into English)


       Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692

                 (Address of Principal Executive Offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

                    ----------------------------
Attached to the Registrant's Form 6-K for the month of February 2003 and incorporated herein by reference is the Registrant's press release dated February 13, 2003.
                    ----------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND C.T.I. LTD.
(Registrant)

                        By:  /s/ Monica Eisinger
                     -----------------------------------
                           Monica Eisinger
                              President



---

MIND CTI Press Release
For Immediate Release


          MIND CTI Reports Fourth Quarter and Year End 2002 Results

* Cash flows from operations in fourth quarter were over one million dollars

Yoqneam, Israel, February 13, 2003-MIND C.T.I. LTD. (NASDAQ: MNDO), a leading Global provider of real-time mediation, rating, billing and customer care Solutions for pre-paid and post-paid voice, data and content, today announced results for the fourth quarter and year ended December 31, 2002.
Fourth Quarter 2002 Highlights
   * Revenues were $2.56 million, a 6% percent increase over the fourth quarter of 2001.

   *  Operating income was $106 thousand and interest income was $943 thousand.

   * Net income was $932 thousand or $0.04 per diluted share, compared with a net loss of $1.5 million or $0.07 loss per share in the fourth quarter of 2001.

   *  Cash flows from operations were $1.04 million.

   * Cash position increased by $1.82 million to $42.9 million on December31, 2002.
Full Year 2002 Highlights
   * Revenues were $10 million, compared with $10.5 million for the year ended December 31, 2001.

   * Net profit was $334 thousand, or $0.02 per diluted share, compared with a loss of $4.4 million or $0.21 loss per share for year 2001.

   * Cash flows from operations were $1.7 million and DSO was lowered to 71 days.

   * MIND won eighteen new customers around the world and the average deal size was increased.

   * Completed successful implementation of the first MIND Service-enabling solution for 3G services.

Monica Eisinger, President and CEO, commented: "We have accomplished this year's goal of returning to profitability while maintaining in place a company structure that enables growth. Year 2003 goal is to maintain and increase profitability while gaining market share."
Revenue Distribution for Year 2002
MIND provides sales and support to our worldwide customer base from offices in the United States, Europe, China and our Israeli headquarters. For the full year 2002, the geographic revenue breakdown, as percentage of total revenues, is as follows: sales in the EMEA region represented 41%, sales in the Americas represented 29%, sales in Asia represented 21% and sales in Israel represented 9%.

Revenue for the year ended December 31, 2002 from our customer care and billing software totaled $7.45 million while revenue from our enterprise call management software was $2.55 million. The revenue breakdown from our business line of products was $6.53 million, or 65.3%, from licenses and $3.47 million, or 34.7%, from professional services.


Arie Ganot, MIND's CFO, stated that: "Net profit, combined with our focus on collecting accounts receivable enabled us to increase our cash reserves in 2002 by $3.2 million. Our cash position was $42.9 million on December 31, 2002 compared with $39.7 million on December 31, 2001. Our Accounts Receivable were at 71 days sales outstanding on December 31, 2002, down from 109 days on December 31, 2001. Cash provided by operating activities was $1.04 million during the quarter ended December 31, 2002, and $1.7 million for the year 2002."

During this year, MIND performed restructuring actions that included adjustments in its workforce profile in order to ensure that the company meets new market trends and improves its operating results. As of December 31, 2002, we had 161 employees worldwide.
PFIC for 2002
MIND believes that it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company ("PFIC") for 2002. This determination was made upon completion of the Company's examination of its 2002 financial position. MIND believes that this determination will not have any tax consequences to non-U.S. holders of MIND's shares. Any U.S. persons who held MIND's shares at any time during 2002 can mitigate certain tax consequences of the Company's PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a "qualified electing fund" election ("QEF") or a "mark-to-market" election. All U.S. shareholders are advised to consult their own tax advisers about PFIC rules generally and about the advisability, procedure and timing of their making any of the available tax elections, including the QEF or "mark-to-market" elections. U.S. shareholders who choose to make the QEF election should contact Arie Ganot, MIND's Chief Financial Officer, at +972-4-993-6637 or by electronic mail at arie@mindcti.com in order to receive the necessary financial information.

Eisinger added, "During 2002, we continued to concentrate on diversifying our target markets and expanding our product offerings. Enhancements to our solutions have provided new billing capabilities for voice, data, content and other innovative IP communication technologies, resulting in optimal revenue-generating opportunities for our customers.

We anticipate that we will sustain existing revenue levels in the current tough market environment and that with our dedicated team, proven technology, large customer base and experienced management, we will encounter growth if global economic conditions improve."
About MIND
MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for prepaid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Stantement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com




                              MIND C.T.I. LTD.
                 CONDENSED CONSOLIDATED BALANCE SHEETS

                                          December 31,     September
                                       --------- --------     30,
                                           2002     2001     2002
                                       --------- -------- ------------
                                           (Audited)       (Unaudited)
                                       ------------------ ------------
                                             U.S. $ in thousands
                                       -------------------------------
             A  s  s  e  t  s
CURRENT ASSETS:
   Cash and cash equivalents             11,312   39,723       10,300
   Accounts receivable:
       Trade                              2,026    2,914        2,629
       Other                                658      948          754
   Inventories                               14       26           28
                                       --------- --------    --------
          T o t a l  current assets      14,010   43,611       13,711

LONG-TERM BANK DEPOSITS                  31,631                30,824

PROPERTY AND EQUIPMENT, net               1,363    1,990        1,474

OTHER ASSETS, net of accumulated
 amortization                               963    1,133          986
                                       --------- --------    --------
          T o t a l  assets              47,967   46,734       46,995
                                       ========= ========    ========

     Liabilities and shareholders' equity

CURRENT LIABILITIES -
   accounts payable and accruals:
       Trade                                167      485          473
       Other                              2,509    1,486        2,252
                                       --------- --------    --------
          T o t a l  current liabilities  2,676    1,971        2,725
ACCRUED SEVERANCE PAY                       809      772          763
                                       --------- --------    --------
          T o t a l liabilities           3,485    2,743        3,488
                                       --------- --------    --------
SHAREHOLDERS' EQUITY:
   Share capital                             52       52           52
   Additional paid-in capital            61,090   61,078       61,078
   Deferred stock compensation                      (145)         (31)
   Accumulated deficit                  (16,660) (16,994)     (17,592)
                                       --------- --------    --------
          T o t a l shareholders'
            equity                       44,482   43,991       43,507
                                       --------- --------    --------

          T o t a l  liabilities and
           shareholders' equity          47,967   46,734       46,995
                                       ========= ========    ========


                           MIND C.T.I. LTD.
              CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                      Twelve months     Three months
                                          ended             ended
                                       December 31,      December 31,
                                    ----------------- ----------------
                                       2002     2001    2002     2001
                                    -------- -------- ------- --------
                                        (Audited)        (Unaudited)
                                    ----------------- ----------------
                                     U.S. $ in thousands (except per
                                                share data)
REVENUES                            $10,008  $10,469  $2,561   $2,413
COST OF REVENUES                      2,479    2,242     606      707
                                    -------- -------- ------- --------
GROSS PROFIT                          7,529    8,227   1,955    1,706
RESEARCH AND DEVELOPMENT
   EXPENSES - net                     3,723    4,423     820    1,117
SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES:
   Selling                            4,154    6,767     758    1,739
   General and administrative         1,279    3,097     271      569
                                    -------- -------- ------- --------
OPERATING INCOME (LOSS)              (1,627)  (6,060)    106   (1,719)
FINANCIAL AND OTHER INCOME - net      2,078    1,588     943       97
                                    -------- -------- ------- --------
INCOME (LOSS) BEFORE TAXES ON INCOME    451   (4,472)  1,049   (1,622)
TAXES ON INCOME                         117        7     117        7
                                    -------- -------- ------- --------
NET INCOME (LOSS) FROM OPERATIONS OF
 COMPANY AND ITS CONSOLIDATED
 SUBSIDIARIES                           334   (4,479)    932   (1,629)
MINORITY INTERESTS IN LOSSES OF
 SUBSIDIARY                                       89               89
                                    -------- -------- ------- --------
NET INCOME (LOSS) APPLICABLE TO
   ORDINARY SHARES                     $334  $(4,390)   $932  $(1,540)
                                    ======== ======== ======= ========
EARNINGS (LOSS) PER ORDINARY
      SHARE - basic                   $0.02   $(0.21)  $0.05   $(0.07)
              diluted                 $0.02   $(0.21)  $0.04   $(0.07)
                                    ======== ======== ======= ========
WEIGHTED AVERAGE NUMBER OF
   ORDINARY SHARES USED IN
   COMPUTATION OF LOSS PER
   ORDINARY SHARE - IN
   THOUSANDS - basic                 20,677   20,654  20,677   20,654
               diluted               20,761   20,654  20,761   20,654
                                    ======== ======== ======= ========


                           MIND C.T.I. LTD.
            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               Quarter
                                                                ended
                                               Years ended    December
                                              December 31,       31,
                                            ----------------- --------
                                               2002     2001    2002
                                            -------- -------- --------
                                              (In thousands of U.S.
                                                     dollars)
                                            --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                           $334  $(4,390)    $932
   Adjustments to reconcile net income to
    net cash provided by operating activities:
       Minority interest in losses of a
        subsidiary                                       (89)
       Depreciation and amortization            944      805      203
       Deferred income taxes - net               16       (4)
       Compensation expense resulting from
          options granted to employees          138      121       31
       Accrued severance pay - net                        83       13
       Capital loss on sale of property and
          equipment - net                        14       (2)       4
       Write-down of an investment in a
        company                                           93
       Unrealized loss (gain) from trading
        securities                                         2
       Interest accrued on short-term bank
        deposits                             (1,631)             (807)
       Changes in operating asset and
        liability items:
          Proceeds from sale of trading
           securities                                    101
          Decrease (increase) in accounts
           receivable:
             Trade                              888    2,675      603
             Other                              281      514       96
          Increase (decrease) in accounts
           payable and
             Accruals:
             Trade                             (318)    (470)    (306)
             Other                            1,023   (1,415)     257
          Decrease (increase) in inventories     12       (6)      14
                                            -------- -------- --------
   Net cash provided by (used in) operating
    activities                                1,701   (1,982)   1,040
                                            -------- -------- --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment          (180)    (831)     (40)
   Purchase of product line                           (1,000)
   Investment in short-term bank deposits   (30,000)
   Proceeds from sale of fixed assets            49      130
                                           --------- -------- --------
   Net cash used in investing activities    (30,131)  (1,701)     (40)
                                           --------- -------- --------
CASH FLOWS FROM FINANCING ACTIVITIES:

Employee stock options exercised and paid        19       33       12
                                           --------- -------- --------
Net cash provided by financing activities        19       33       12
                                           --------- -------- --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                (28,411)  (3,650)   1,012
BALANCE OF CASH AND CASH
   EQUIVALENTS AT BEGINNING OF YEAR          39,723   43,373   10,300
                                           --------- -------- --------
BALANCE OF CASH AND CASH EQUIVALENTS
   AT END OF YEAR                           $11,312  $39,723  $11,312
                                           ========= ======== ========

Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

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